Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED DECEMBER 13, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated October 16, 2018, Supplement No. 2 dated November 1, 2018, Supplement No. 3 dated November 16, 2018 and Supplement No. 4 dated December 3, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a new financing for our Wallingford Plaza property.

Financing for Wallingford Plaza

On December 6, 2018, or the Effective Date, RPT Wallingford Plaza, LLC, or RPT Wallingford Plaza, a Delaware limited liability company and our indirect wholly-owned subsidiary, as borrower, entered into a secured promissory note and deed of trust, security agreement and fixture filing providing for a $6.95 million secured, non-recourse loan, or the Transamerica loan, with Transamerica Premier Life Insurance Company, or Transamerica, which is not affiliated with us or any of our affiliates.

The Transamerica loan is secured by Wallingford Plaza, which is comprised of a 30,761 square foot mixed use retail / office property on a 0.52 acre site, located in Seattle, Washington. We acquired Wallingford Plaza for a gross purchase price of $12.75 million on December 12, 2013, exclusive of closing costs, and own it through RPT Wallingford Plaza. Wallingford Plaza contains five tenants occupying 100% of the building. Also on the Effective Date and in connection with the Transamerica loan, RPT Wallingford Plaza executed an environmental indemnity agreement to and for the benefit of Transamerica, which provides for certain indemnifications if the use of Wallingford Plaza is not in material compliance with current environmental laws.

The interest rate for the Transamerica loan is fixed at 4.56% with interest-only payments for the first 24 months of the term, followed by payments including interest and principal based on a 30-year amortization schedule for the remainder of the ten year term. The maturity date of the Transamerica loan is January 1, 2029 with no extension options. The Transamerica loan permits voluntary prepayment of the full amount of the Transamerica loan at any time subject to payment of the applicable prepayment premium, which is equal to a yield maintenance calculation for prepayments occurring from the beginning the term up to 90 days before the maturity date. The Transamerica loan is prepayable at par during the last ninety days of the term. Additionally, the Transamerica loan contains a one-time option to be assumed by a new borrower subject to satisfaction, in Transamerica’s sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding balance of the Transamerica loan.

RPT Wallingford Plaza paid loan financing costs of approximately $193,000, comprised of lender fees, legal costs, taxes, and other customary closing costs.

Proceeds of $6.95 million under the Transamerica loan, net of certain financing costs, were applied to our existing Wells Fargo line of credit. Prior to closing of the Transamerica loan, Wallingford Plaza served as additional collateral under the Wells Fargo line of credit.